Ms. Joyce Sweeney

Securities and Exchange Commission

Division of Corporation Finance Office of Technology

Washington, D.C. 20549, United States

From:	Alex Valdes, Chief Financial Officer of T Stamp Inc.
Date:	November ##, 2022
Subject:	Responses to SEC Comment Letter _ T Stamp Inc. 10-K FYE December 31, 2021

Dear Ms. Sweeney,

Please see the following responses to address the comment letter dated October 20, 2022, regarding Form 10-K for the Fiscal Year Ended December 31, 2021, Item 9A. Controls and Procedures, page 48. Thank you.

Comment: You state that management conducted an evaluation of your disclosure controls and procedures (DCP) as of the end of this annual report and concluded that your DCPs were effective. However, under “Management's Report on Internal Controls over Financial Reporting" you disclose that in connection with the audit of your financial statements for the year ended December 31, 2021, your independent auditor identified material weaknesses in your internal controls over financial reporting (ICFR). Please explain to us how management determined that your DCPs were effective at December 31, 2021 in light of the existing material weaknesses. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCP. Please include in your response, an explanation as to how you determined that the material weaknesses in your ICFR were not one of the components of ICFR that is also included in DCP. Similarly, address management's consideration as it applies to your DCP evaluations as disclosed in your March 31, 2022 and June 30, 2022 Form 10-Q filings.

Response: The comment above will be addressed in the following two parts:

First, why the material weaknesses in ICFR in connection with the audit of T Stamp Inc.’s’s (“the Company” or “Trust Stamp”) financial statements for the year ended December 31, 2021, was not one of the components of ICFR that was also included in our DCP.

Second, how the accounting team and management determined that its DCP were effective for the Form 10-K for the Fiscal Year Ended December 31, 2021, Form 10-Q for the Quarter Ended March 31, 2022, and Form 10-Q for the Quarter Ended June 30, 2022.

Part 1: The material weakness in ICFR was not one of the components of ICFR that was also included in our DCP.

Trust Stamp acknowledges that in many situations, weaknesses in ICFR will result in deficiencies in a company’s DCP. However, weaknesses in ICFR that do not impair the Company’s ability to provide reasonable assurances that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles (“GAAP”) would not be a deficiency relating to a company’s DCP.

Here, we believe the limited scope of the weakness in ICFR, and the Company’s discovery of the weakness prior to the timely filing of its Form 10-K for the Fiscal Year Ended December 31, 2021 demonstrates that the weakness did not extend to, or is not part of the Company’s DCP.

The nature of the material weakness in ICFR existed due to missing processes in the Company’s Legal and Human Resources departments. Specifically, in March 2020, the Company engaged with a consulting business, Adeptive Consulting, LLC (“Adeptive”), and agreed to provide cash and equity compensation in exchange for its services. The related compensation figures were accurately and timely calculated and presented in the financial statements by the Company’s financial reporting team. Per the Company’s contract with Adeptive, if Adeptive’s principal became a full-time employee of T Stamp Inc., the contract would become void and replaced with the Company’s standard employment contract. In June 2020, Adeptive’s principal became a full-time employee of T Stamp Inc.

Due to the two missing operational processes in June 2020, Legal was not informed by Human Resources that Adeptive’s principal had become a full-time employee. Additionally, the Accounting department was not notified by Legal after Legal’s periodic review of the contract to determine whether there were any changes to the Company’s compensation obligations. As a result, the missing operational processes for this event in June 2020 resulted in the incorrect recording of stock-based compensation awards and the determination of the material weakness in ICFR for the fiscal year ended December 31, 2021.

The limited situations in which this weakness would impact the timeliness and completeness of our disclosures demonstrate that the material weakness in ICFR was not one of the components of ICFR that is also included in our DCP. We acknowledge that corrected processes related to the identified weakness were not present as of the fiscal year ended December 31, 2021, but the error in our financial statements from this event did not impair the Company’s ability to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Material transactions related to the business and operations of the Company and its stock-based compensation for standard compensation programs were correctly recorded, and investors were provided with adequate information to make an informed investment decision. Correcting this non-cash event, did not alter the overall picture presented to investors and was isolated to a unique event.

Part 2: Notwithstanding the material weakness in ICFR, management was able to determine that DCP was effective.

Under Exchange Act Rule 13a-15, "disclosure controls and procedures" is defined as controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Commission's rules and forms. The definition further states that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to a company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Here, we believe the Company has met this requirement based on the controls and procedures set out below.

In 2020, the Company engaged and continues to engage with third-party advisors to, among other things, advise the Company on building its accounting and reporting systems, including its IFCR and DCP. The system of DCP includes comprehensive processes that the Company’s Chief Executive Officer and Chief Financial Officer, supported by the Company’s accounting and operations teams, and third-party advisors have determined were effective during the relevant periods. These controls, which are performed periodically, include but are not limited to extensive checklists for GAAP and SEC-required reporting disclosures, tie-outs from accounting workbooks to the financial statements and disclosures, management reviews, monthly and quarterly significant events reviews with senior management and function leaders, advisors, SEC counsel, and auditors, various technology systems designed to automate information flows from front-line employees to executive management and the financial reporting team regarding new events in the Company, key control procedures such as quarterly and yearly period financial fluctuation monthly analyses, and weekly team meetings to discuss non-routine transactions.

This comprehensive DCP system has continued to evolve and improve over the past three years since the Company started its initial public offering readiness initiative. All of the key DCPs needed to provide the Company’s management, Board of Directors, third-party advisors, and auditors with comfort as to the effectiveness of DCPs existed for the Form 10-K for the Fiscal Year Ended December 31, 2021, Form 10-Q for the Quarter Ended March 31, 2022, and Form 10-Q for the Quarter Ended June 30, 2022. This is demonstrated by the timely filing of each of these reports, since the Company became an Exchange Act reporting company, following management having sufficient time to review the required disclosures.

With specific regard to the material weakness in ICFR, all of the required disclosures related to stock-based compensation during the above-referenced periods were recorded, processed, summarized, and reported within the time periods specified. Further, the Company did not enter into any further transactions, such as the transaction which gave rise to the June 2020 error that resulted in the material weakness in ICFR for the fiscal year ended December 31, 2021, that would impair its representation regarding DCP for the above-referenced periods.

Based on the foregoing analysis, the Company believes that the material weakness in ICFR for the fiscal year ended December 31, 2021, was not one which would be included in its assessment of DCP. Further, notwithstanding the existence of the material weakness in ICFR, the Company has put into place adequate DCP to allow for timely collection and review of disclosures prior to their public dissemination.

Thank you for your consideration of this matter. If you have any further questions, I may be reached by email at avaldes@truststamp.ai, and our counsel, Andrew Stephenson, may be reached at andrew@crowdchecklaw.com.

Sincerely,

/s/Alex Valdes

Alex Valdes

Chief Financial Officer

T Stamp Inc.